SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Vitacost.com, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

092847A20 0

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)
☐       Rule 13d-(c)
☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:      092847A20 0

1)	Names of Reporting Persons

David N. Ilfeld

2)	Check the Appropriate Box if a Member of a Group

(a)      ☐
(b)      ☐

3)	SEC Use Only

4)	Citizenship or Place of Organization	USA

Number of	5)	Sole Voting Power	2,669,412*
Shares
Beneficially	6)	Shared Voting Power	0
Owned
by Each	7)	Sole Dispositive Power	2,669,412*
Reporting
Person With	8)	Shared Dispositive Power	0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,669,412*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11)	Percent of Class Represented by Amount in Row (9) 9.7%

12)	Type of Reporting Person IN

*Consists of 2,650,412 shares of common stock of Issuer and options to purchase 19,000 shares of common stock of Issuer.  Excludes 64,000 shares of common stock held by Dr. Ilfeld’s wife.

Item 1(a)	Name of Issuer:

Vitacost.com, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

5400 Broken Sound Blvd., NW
Suite 500
Boca Raton, FL  33487

Item 2(a)	Name of Person Filing:

David N. Ilfeld

Item 2(b)	Address of Principal Business Office or, if none, Residence:

24 HaTzuk
Beit Yanai, Israel 40293

Item 2(c)	Citizenship:

USA

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)  CUSIP Number:

092847A20 0

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (U.S.C. 80a-8)
(e)	☐	Investment Adviser in accordance with §240.13d-1(b)(1)(ii)(E)
(f)	☐	Employee Benefit Plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)
(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(1)(ii)(G)
(h)	☐	savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐	church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

Item 4.  Ownership

(a)           Amount Beneficially Owned:

2,669,412*

(b)          Percent of Class:

Based on calculations made in accordance with Rule 13d-3(d), and there being 27,488,353 shares of common stock of the Issuer outstanding as of October 31, 2009 as reported in the Issuer’s Form 10-Q (File No. 001-34468) filed with the Securities and Exchange Commission on November 16, 2009, the Reporting Person beneficially owns approximately 9.7% of the outstanding shares of the Issuer’s common stock.

(c)          Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote	2,669,412*
(ii)	shared power to vote or to direct the vote	0
(iii)	sole power to dispose or to direct the disposition of	2,669,412*
(iv)	shared power to dispose or to direct the disposition of	0

*Consists of 2,650,412 shares of common stock of Issuer and options to purchase 19,000 shares of common stock of Issuer.  Excludes 64,000 shares of common stock held by Dr. Ilfeld’s wife.

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.   Identification and Classification of Members of the Group

Not applicable

Item 9.   Notice of Dissolution of Group

Not applicable

Item 10.  Certification

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 10, 2010

Signature:

/s/
David N. Ilfeld